

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Bryan D. Murray
Chief Financial Officer
NETGEAR, INC.
350 East Plumeria Drive
San Jose, CA 95134

> **Re: NETGEAR, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **Form 8-K Filed February 2, 2022**
> **File No. 000-50350**

Dear Mr. Murray:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Note 8. Commitments and Contingencies
Litigation and Other Matters, page 90

1.   We note you disclose and discuss several matters for which you appear to indicate material losses to results of operations and cash flows are reasonably possible but, for each matter, you are not able to estimate or provide a range of potential losses. We also note several of the matters have been ongoing for extended periods with no apparent change in your ability to provide estimates of potential losses. In regard to these matters or any matter for which you believe it is reasonably possible that a material loss has been incurred but you are unable to estimate potential losses, please tell us and more fully explain the following:

- The amount of any losses that have been accrued;
- The nature and magnitude of the damages being sought in each matter;
- The nature and extent to which each matter could impact your operations;
- The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible losses for disclosure purposes; and
- The specific factors that are causing your inability to estimate reasonably possible losses and when you expect the factors to be alleviated for each matter.

We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies; however, it appears to us an effort should be made to develop estimates for disclosure purposes, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 11. Segment Information
Operations by Geographic Region, page 104

2. If applicable, please disclose the amount of revenue attributable to any individual foreign county that is material as required by ASC 280-10-50-41.

Form 8-K filed February 2, 2022

Non-GAAP Financial Information, page 4

3. We note you present Non-GAAP net income and Non-GAAP net income per diluted share; however, it is not clear to us how you calculated the tax impact of the non-GAAP adjustments to these measures during the three months ended December 31, 2021. In this regard, based on your non-GAAP adjustments, although you added back net expenses during the three months ended December 31, 2021 that resulted in Non-GAAP net income, you recorded a non-GAAP tax benefit that resulted in an effective tax benefit rate of 17%. Please more fully explain to us, and revise your disclosures to clarify, how you calculate the tax impact of non-GAAP adjustments and address how your methodology complies with Question 102.11 of the C&DIs related to Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing